

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 6, 2010

Via U.S. Mail and Facsimile at (206) 674-3459

Bradley S. Powell
Chief Financial Officer
Expeditors International of Washington, Inc.
1015 Third Avenue, 12th Floor
Seattle, WA 98104

Re: **Expeditors International of Washington, Inc.**
Definitive Proxy Statement on Schedule 14A
Filed March 19, 2010
File No. 000-13468

Dear Mr. Powell:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Executive Compensation, page 13
Targeted Overall Compensation, page 14

1. We note your disclosure that the "Compensation Committee considers the competitiveness of the entire compensation package of an Executive Officer relative to that paid by similar companies when evaluating the adequacy of the base salaries, percentage allocation of the non-equity incentive compensation program and grants of stock options." Please advise us whether benchmarking is material to your compensation policies and decisions. If so, in future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Equity Compensation Programs, page 16

2. We note your disclosure in the first paragraph of this section that the Compensation Committee granted stock options to "3,376 employees including all of the six Named Executive Officers" during 2009. We also note the last sentence of the first paragraph. As this paragraph appears to indicate that all six Named Executive Officers received stock options, please advise as to why the chart on page 17, the Summary Compensation Table on page 27 and the Grants of Plan-Based Awards Table on page 30 appear to reflect that only three of the Named Executive Officers received stock options.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, you may contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3750.

Regards,

Max A. Webb
Assistant Director